Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

December 13, 2012

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549 – 8629

Re:	Sun Life of Canada (U.S.) Variable Account K ("Registrant") (CIK 0001385244)
Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") ("Depositor")
Post-Effective Amendment No. 2 to the Registration Statement on Form N-4
(File Nos. 811-22012 and 333-173301)
ACCESSION NUMBER NOS: 0000745544-11-00665 and 0000745544-11-000734

Dear Ms. Marquigny:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), Registrant and Depositor hereby request withdrawal of the above-captioned Post-Effective Amendment, which was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the 1933 Act on December 7, 2012.

The purpose of the Post-Effective Amendment was to modify the living benefits available under the variable annuity contracts offered pursuant to the above-captioned Registration Statement. The Registrant and Depositor have determined that these modifications to the existing Registration Statement will no longer be necessary.

In making this request for withdrawal, Depositor and Registrant confirm that:

1.	the Post-Effective Amendments have not automatically become effective nor been declared effective by the Commission;

2.	no securities have been sold in reliance on the Post-Effective Amendments or pursuant to the prospectus contained therein; and

3.	no preliminary prospectus contained in the Post-Effective Amendment has been distributed.

Respectfully submitted,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President and Senior Counsel

cc:           Elizabeth Love, Esquire